# Form 604

Corporations Law
Section 671B

## Notice of change of interests of substantial holder

To Company Name/Scheme: Allied Gold Ltd

ACN/ARSN

1. Details of substantial holder (1)

Name: M&G Investment Funds (3)
M&G Investment Management Limited
M&G Limited
M&G Group Limited
Prudential plc

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on: 18 December 2009

The previous notice was given to the company on: 02 December 2009

The previous notice was dated: 02 December 2009

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of Security (4) | Previous Notice | | Present Notice | |
|---|---|---|---|---|
| | Person's votes | Voting Power (5) | Person's votes | Voting Power (5) |
| Ordinary | 93,839,177 | 16.21% | 201,239,177 | 19.43% |
| | | | | |

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| | M&G Investment Funds (3)<br>M&G Investment Management Limited<br>M&G Limited<br>M&G Group Limited<br>Prudential plc | Recent Placing | | | |

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder | Nature of relevant interest | Class and number of securities |
|---|---|---|---|---|
| M&G Investment Funds (3)<br>M&G Investment Management Limited<br>M&G Limited<br>M&G Group Limited<br>Prudential plc | Nortrust Noms Ltd A/C MKK01 | Nortrust Noms Ltd A/C MKK01 | Power to exercise or control the exercise of, a right to vote attached to the securities | 175,000,000 |
| M&G Investment Management Limited,<br>M&G Limited,<br>M&G Group Limited, | PRUCLT HSBC GIS NOM(UK) PPL AC | PRUCLT HSBC GIS NOM(UK) PPL AC | Power to dispose of, or control the exercise of a power to | 26,239,177 |

| | | | | |
|---|---|---|---|---|
| Prudential plc | | | dispose of, the securities | |

5. Changes in association

The persons who have been associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and CAN/ARSN (if applicable) | Nature of association |
|---|---|
| M&G Investment Funds (3) | An Open Ended Investment Company, the assets of which are under management by M&G Investment Management Limited. M&G Investment Management Limited is a wholely owned subsidiary of Prudential Plc, M&G Limited and M&G Group Limited and as such, these companies are included within this notice. |

6. Addresses

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| M&G Investment Funds (3) | Laurence Pountney Hill, London EC4R 0HH, England |
| M&G Investment Management Limited | Laurence Pountney Hill, London EC4R 0HH, England |
| M&G Limited | Laurence Pountney Hill, London EC4R 0HH, England |
| M&G Group Limited | Laurence Pountney Hill, London EC4R 0HH, England |
| Prudential plc | Laurence Pountney Hill, London EC4R 0HH, England |
| Nortrust Nominees | The Northern Trust Company, 50 Bank Street, Canary Wharf, London E14 5NQ, England |

## Signature

print name Dipesh Varsani　　capacity Notifiables Administrator

sign here Dipesh Varsani　　date 22 December 2009

## DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

## Annex 1: Transactions 01 December 2009 to 18 December 2009

| Holder of relevant interest | Date of acquisition | Consideration (9) | | Class and number of securities |
|---|---|---|---|---|
| | | Cash | Non-cash | Ord NPV |
| **M&G Investment Management Limited,<br>M&G Limited,<br>M&G Group Limited, Prudential plc<br>(PRUCLT HSBC GIS NOM(UK) PPL AC)** | **18-Dec-2009**<br>**(Placing shares)** | **1,920,600** | | **9,900,000** |
| **M&G Investment Funds (3)<br>M&G Investment Management Limited<br>M&G Limited<br>M&G Group Limited<br>Prudential plc<br>(Nortrust Noms Ltd A/C MKK01)<br>- REC** | **18-Dec-2009**<br>**(Placing shares)** | **18,915,600** | | **97,500,000** |
| | | | | |
| | | | | |